ANDEANSUN CORP
Profit and Loss
January - December 2019

	Total
Income	
Non-Ecommerce Sales	3,599.43
Sales	
Amazon Income	
Amazon Returns	-7,627.49
Amazon Sales	122,792.78
AMZ Product Charges	417,353.12
AMZ Refund Product Charges	-17,698.22
Total AMZ Product Charges	$ 399,654.90
AMZ Promo Rebates	-4,876.28
AMZ Refund Promo Rebates	163.83
Total AMZ Promo Rebates	-$ 4,712.45
AMZ Other (Shipping/Gift Wrap Credits)	4,266.33
AMZ Refund Other (Shipping/Gift Wrap Credits)	-84.73
Total AMZ Other (Shipping/Gift Wrap Credits)	$ 4,181.60
AMZ Other Transactions	744.75
Total Amazon Income	$ 515,034.09
PayPal Sales	457,896.43
Total Sales	$ 972,930.52
Sales Returns (deleted)	
PayPal Returns (deleted)	-2,463.60
Total Sales Returns (deleted)	-$ 2,463.60
Total Income	$ 974,066.35
Cost of Goods Sold	
Cost of Goods Sold	216,532.11
Cost of Sales	
Amazon COS	
Amazon Fees	
Amazon FBA Returns Shipping Charges	36.89
Amazon Promo Rebates	1,061.52
Amazon Sales fees	37,814.45
Total Amazon Fees	$ 38,912.86
AMZ FBA Fees	6,992.27
AMZ Fees	123,462.90
AMZ Refund Fees	-2,507.91
Total AMZ Fees	$ 120,954.99
AMZ Shipping Services Purch thru AMZ	61.72
AMZ Subscriptions	235.60
Total Amazon COS	$ 167,157.44
Other COS	
Freight Cost	
Custom Duties	797.28
Outbound Freight	38,856.31

Shipping Insurance		2,239.07
Shipping Supplies		1,698.54
Total Freight Cost	**$**	**43,591.20**
PayPal Fees		12,717.95
Total Other COS	**$**	**56,309.15**
Total Cost of Sales	**$**	**223,466.59**
Materials		
Materials - Peru		119,164.66
Total Materials	**$**	**119,164.66**
Total Cost of Goods Sold	**$**	**559,163.36**
Gross Profit	**$**	**414,902.99**
Expenses		
Advertising& Promotional		
AAF Wholesale		1,500.00
AMZ Cost of Advertising		33,380.08
ASY Retail		
ASY Facebook		768.19
ASY Marketing Services		9,324.99
Total ASY Retail	**$**	**10,093.18**
Total Advertising& Promotional	**$**	**44,973.26**
Auto and Truck Expenses		
Fuel		52.95
Parking & Tolls		16.00
Total Auto and Truck Expenses	**$**	**68.95**
Bank Service Charges		
Bank Charges/Fees		18,151.32
Cashback Rewards		163.41
Total Bank Service Charges	**$**	**18,314.73**
Business Licenses & Permits		150.00
Computer Services		
Computer Equipment		681.78
Ecommerce/Cloud Services		17,518.90
Internet Services		1,428.29
Total Computer Services	**$**	**19,628.97**
Depreciation Expense		1,849.00
Dues & Subscriptions		301.31
Education Expenses		
Business Coaching		3,402.74
Other Education Expenses		14,032.05
Total Education Expenses	**$**	**17,434.79**
Gifts		76.99
Insurance Expense		
General Liability		3,063.17
Property Insurance		636.58
Workers Compensation Insurance		762.59
Total Insurance Expense	**$**	**4,462.34**
Interest & Finance Charges		
Credit Card Interest		19,578.28

Finance Charges		934.33
Loan Interest		37,545.02
Total Interest & Finance Charges	$	58,057.63
Meals and Entertainment		
Meals		1,659.24
Total Meals and Entertainment	$	1,659.24
Office Expenses		2,419.44
Payroll		
Payroll Expenses		
Other Payroll Expenses		1,497.63
Taxes		8,053.59
Wages		100,455.93
Total Payroll Expenses	$	110,007.15
Payroll Fees		577.00
Payroll Taxes		
UCT-6		126.67
Total Payroll Taxes	$	126.67
Total Payroll	$	110,710.82
Product Development		1,047.28
Professional Fees		
Accountant		8,310.00
Bookkeeping		11,259.20
Remote Assistance		45,533.63
Total Professional Fees	$	65,102.83
Rent		19,260.00
Repairs & Maintenance		
Leasehold Improvements-Expenses		2,381.40
Other Repair & Maintenance		4,107.60
Total Repairs & Maintenance	$	6,489.00
Security System		499.48
Telephone Expenses		1,463.55
Travel Expense		775.11
Utilities		3,317.39
Total Expenses	$	378,062.11
Net Operating Income	$	36,840.88
Other Income		
Cleanup Gain/(Loss)		5,240.88
Total Other Income	$	5,240.88
Other Expenses		
Unrealized Gain or Loss		0.00
Ask?		35.00
Exchange (Gain)/Loss		-0.01
Total Other Expenses	$	34.99
Net Other Income	$	5,205.89
Net Income	$	42,046.77

Tuesday, Mar 16, 2021 12:29:53 PM GMT-7 - Accrual Basis